AGREEMENT TO PURCHASE AND SELL SHARES made at the City of Montreal, Province of Quebec, this 30th day of September, 2006.

BY AND BETWEEN:
DYNASTY GAMING INC, a body politic and corporate, herein acting and represented by Albert Barbusci, its President and Chief Executive Officer, and Mark Billings, its Chief Financial Officer, duly authorized as they so declare,

(hereinafter referred to as the “Vendor”);

OF THE FIRST PART

AND:	CPC CANADA INC., a body politic and corporate, herein acting and represented by Barry Sheehy, its President, duly authorized as he so declares,,

(hereinafter referred to as the “Purchaser”);

OF THE SECOND PART

WHEREAS the Vendor is the owner of all of the issued and outstanding shares in the capital of each of MedEvents Inc. (“MedEvents”), Cadence Healthcare Communications Inc. (“Cadence”) and CPC Econometrics, Inc. (“CPC”) (collectively the “Shares”);

WHEREAS the Purchaser wishes to purchase and the Vendor wishes to sell the Shares, subject to the terms and conditions hereof.

NOW THEREFORE, IN CONSIDERATION OF THE PREMISES AND OF THE CONDITIONS AND COVENANTS HEREIN CONTAINED, THE PARTIES HERETO AGREE AS FOLLOWS:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1
In this Agreement unless specifically defined otherwise or the context otherwise requires, the following terms shall have the following meanings, and the terms defined elsewhere herein shall have the meaning there defined:

1.1.1
“Agreement” means this Agreement to Purchase and Sell Shares including all schedules attached hereto, all of which are incorporated herein by reference and form part hereof and all amendments and supplements hereto and the terms “herein”, “hereof”, “hereto”, “hereunder”, and like terms refer to this Agreement;

1.1.2	“Cadence Shares” means the one hundred (100) Class A common shares in the share capital of Cadence registered in the name of the Vendor;

1.1.3	“Closing” means the completion of the sale and purchase of the Shares under this Agreement;

1.1.4	“Closing Date” shall have the meaning ascribed thereto in section 6.1 hereof;

1.1.5	“Corporations” means Cadence, CPC and MedEvents;

1.1.6	“CPC Shares” means the one thousand one hundred and forty-three (1,143) common shares in the share capital of CPC registered in the name of the Vendor;

1.1.7	“Effective Date” means 5:00 P.M. Montreal time on the 30th day of September, 2006;

1.1.8	“MedEvents Shares” means the one hundred (100) common shares in the share capital of MedEvents registered in the name of the Vendor;

1.1.9	“Parties” means the Vendor and the Purchaser and “Party” means either one of the Parties;

1.1.10	“Purchase Price” shall have the meaning ascribed thereto in section 2.1 hereof;

1.1.11	“Shares” means the Cadence Shares, the CPC Shares and the MedEvents Shares.

1.2	The preamble hereto shall form part of this Agreement as if incorporated in the body hereof.

ARTICLE 2

AGREEMENT TO PURCHASE AND SELL

2.1
Subject to the terms and conditions herein contained, the Vendor hereby sells and transfers the Shares to the Purchaser and the Purchaser hereby purchases the Shares from the Vendor for a purchase price of Three Hundred Thousand Dollars ($300,000) (the “Purchase Price”), payable as hereinafter set forth.

2.2	The Purchase Price shall be payable as follows:

2.2.1	an amount equal to fifty percent (50%) of the Purchase Price shall be payable by the Purchaser to the Vendor on the Closing Date;

2.2.2
the balance of the Purchase Price shall be payable by the Purchaser to the Vendor in three equal instalments respectively on the 120th day, 240th day and the 365th day following the Closing Date, or on the next immediately following business day if such days is not a business day.

2.3	The Vendor shall at the Closing deliver to the Purchaser the share certificate(s) representing the Shares duly endorsed by the Vendor for transfer.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

3.1
The Vendor hereby covenants, represents and warrants as follows and acknowledges that the Purchaser is relying upon such covenants, representations and warranties in connection with the purchase of the Shares by the Purchaser and such covenants, representations and warranties are repeated and shall be true as of the Effective Date and as of the Closing Date:

3.1.1	The Vendor is a corporation incorporated under the laws of Canada and is duly organized and validly subsisting in good standing thereunder.

3.1.2	The Vendor is the sole, true and absolute owner and registered holder of the Shares with good and marketable title thereto.

3.1.3	The Shares have all been validly issued and allotted and are outstanding as fully paid and non-assessable and represent 100% of the issued and outstanding shares of the Corporation.

3.1.4
Each of Cadence and MedEvents is duly constituted and validly subsisting in good standing under the laws of Canada, and CPC is duly constituted and validly subsisting in good standing under the laws of Georgia, USA.

3.1.5
All necessary corporate action and proceedings have been taken by the Vendor and the Corporations to permit the execution of this Agreement, subject to the fulfilment of the conditions set forth in Article 5 hereinbelow.

3.1.6
The execution and delivery by the Vendor of and performance of its obligations under this Agreement and the completion by the Vendor of the transaction contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents or by-laws of the Vendor or of any indenture or other agreement, written or oral, to which the Vendor is party or by which it is bound.

3.1.7
This Agreement has been duly authorized, executed and delivered by the Vendor and is a valid and binding obligation of the Vendor enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency or other laws of general application affecting the rights of creditors and except that specific performance is an equitable remedy which may only be awarded in the discretion of the court.

3.1.8	The Vendor is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

3.2	The Vendor agrees and undertakes to cause its nominees to resign from the board of directors of the Corporation effective as at the Effective Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1
The Purchaser hereby covenants, represents and warrants as follows and acknowledges that the Vendor is relying upon such covenants, representations and warranties in connection with the sale of the Shares to the Purchaser and such covenants, representations and warranties are repeated and shall be true as of the Effective Date and as of the Closing Date:

4.1.1	The Purchaser is a corporation incorporated under the laws of Quebec and is duly organized and validly subsisting in good standing thereunder.

4.1.2
The execution and delivery by the Purchaser of and performance of its obligations under this Agreement and the completion by the Purchaser of the transaction contemplated hereby will not result in the violation of any of the terms and provisions of the constating documents or by-laws of the Purchaser or of any indenture or other agreement, written or oral, to which the Purchaser is a party or by which the Purchaser is bound.

4.1.3	All necessary corporate action and proceedings have been taken by the Purchaser to permit the execution of this Agreement, subject to Article 5 hereinbelow.

4.1.4
This Agreement has been duly executed and delivered by the Purchaser and is a valid and binding obligation of the Purchaser enforceable in accordance with its terms except as such enforcement may be limited by bankruptcy, insolvency or other laws of general application affecting the rights of creditors and except that specific performance is an equitable remedy which may only be awarded in the discretion of the court.

4.1.5
The Purchaser declares that it is familiar with the business and affairs of the Corporations, and that it has reviewed the audited financial statements of the Vendor and the Corporations for the year ended December 31, 2005 and the interim financial statements for the period ended March 31, 2006 as well as the subsequent internal financial reports for the period up to the Effective Date.

ARTICLE 5

CONDITIONS AND ESCROW

5.1	The purchase and sale transaction contemplated by this Agreement is subject to any approval that may be required from, and any conditions that may be imposed, by the TSX Venture Exchange.

ARTICLE 6

CLOSING

6.1
The Closing of the transaction contemplated herein shall be completed at the offices of Sweibel Novek LLP, 3449, avenue du Musée, Montreal, Quebec, at 10:00 A.M. on October 31, 2006, or at such other time, date and/or place as may be mutually agreed upon by the Parties hereto (the “Closing Date”).

6.2	At Closing, the Vendor shall deliver to the Purchaser the following documents:

(a)	the share certificate(s) evidencing the Shares duly endorsed for transfer;

(b)	a certified copy of a resolution of the directors of each of the Corporations approving and consenting to the transfer of the Shares hereunder; and

(c)	a certified copy of a resolution of the directors of the Vendor approving the sale of Shares hereunder.

7.2	At Closing, the Purchaser shall deliver to the Vendor the following:

(a)	payment of the portion of the Purchase Price payable on the Closing Date; and

(b)	a certified copy of a resolution of the directors of the Purchaser approving the purchase of the Shares hereunder.

7.3	Notwithstanding the date of execution and the Closing Date, once the Closing shall have occurred this Agreement shall be considered to be effective as of the Effective Date.

ARTICLE 8

OPERATIONS AND MANAGEMENT PENDING CLOSING

8.1
During the period from the Effective Date until the Closing Date, the prior written consent of both the Purchaser and the Vendor shall be an essential requirement in order for any of the Corporations to

8.1.1	make any expenditure outside the normal course of business;

8.1.2	incur any debt or liability;

8.1.3	enter into any contract;

8.1.4	change the nature of its business;

8.1.5	encumber, pledge, hypothecate or grant any security upon any its assets; or

8.1.6	amend its articles.

8.2
For greater certainty, from the Effective Date until the Closing Date the persons authorized to sign all cheques and other negotiable instruments and all contracts on behalf of the Corporation shall be the Purchaser or his nominee and an officer or director of the Vendor acting together.

ARTICLE 9

CONFIDENTIALITY

9.1
The Vendor covenants and agrees that it shall not at any time, without the prior written consent of the Purchaser, disclose any confidential and proprietary information and trade secrets of the Corporations to any person other than to the officers, directors and management of the Corporations except as may be required by law and shall not use the same for any purpose other than those of the Corporations or the Purchaser.

9.2
The Purchaser covenants and agrees that he shall not at any time, without the prior written consent of the Vendor, disclose any confidential and proprietary information and trade secrets of the Vendor to any person other than the Vendor’s officers, directors and management except as may be required by law and shall not use same for any purpose other than those of the Vendor.

ARTICLE 10

NOTICES

10.1
All notices, requests, demands and other communications hereunder shall be in writing with specific reference to this Agreement and shall be deemed to have been duly delivered on the date of delivery, if by messenger, with a signed acknowledgement of receipt of delivery; on the first (1st) business day after transmission, if sent by telex, telegraph or telecopier; or on the fifth (5th) business day following the day on which it was mailed, sent by first class, certified or registered mail, if sent by mail, as follows:

10.1.1	in the case of the Vendor, addressed to:

Dynasty Gaming Inc.
759 Square Victoria, Suite 300
Montreal, QC H2Y 2J7

Attention: President
Fax: (514) 286-9562

10.1.2	in the case of the Purchaser, addressed to:

CPC CANADA INC.
450 Moss Loop
Rincan, Georgia 31326

Attention: President
Fax:

10.1.3	or such other address as one Party may in writing advise the other Party.

ARTICLE 11

GENERAL

11.1
This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, legal representatives, successors and assigns, provided however that this Agreement cannot be assigned by either Party without the consent of the other Party.

11.2	This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, agreements and understandings, if any.

11.3
The Vendor and the Purchaser will each execute and deliver such further documents and instruments and do such acts and things as may be reasonably required by the other to carry out the intent and meaning of this Agreement.

11.4
A Party hereto may at any time and from time to time waive any stipulation hereof for its benefit and binding upon the other Party upon the written request therefor from other party. However, the waiver of any of the provisions, terms or conditions contained in this Agreement shall not be considered as a waiver of any of the other provisions, terms and conditions hereof. The failure of any Party to seek redress for violation of, or to insist upon strict performance of, any provisions of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.5	Each party acknowledges having sought and obtained independent legal representation in connection with this Agreement.

11.6	This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original but all of which together shall constitute but one and the same instrument.

11.7	The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

11.8
Each Article and Section of this Agreement, and any part hereof, shall be interpreted separately and the nullity of any Article or Section or any part thereof shall not render the remaining parts of the Agreement null.

11.9
This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Quebec in respect of all matters or disputes arising from this Agreement.

11.10	All amounts in this Agreement are in Canadian Dollars.

11.11
The Parties require that the present Agreement and the schedules and any notice or procedure to be given or sent in virtue of this Agreement be in the English language. Les parties exigent que la présente convention et les annexes et tout avis ou procédures à être donnés ou expédiés en vertu de cette convention soient rédigés en langue anglaise.

IN WITNESS WHEREOF the Parties have executed this Agreement at the place and on the date first hereinabove mentioned.

DYNASTY GAMING INC.

/s/ Albert Barbusci
per: Albert Barbusci

/s/ Mark Billings
And per: Mark Billings

CPC CANADA INC.
/s/ Barry Sheehy Per: Barry Sheehy